CHAIRMAN’S SPEECH

ORBITAL CORPORATION LIMITED

ANNUAL GENERAL MEETING

WEDNESDAY OCTOBER 22, 2008

Good morning ladies and gentlemen and welcome to the 20th Annual General Meeting of Orbital Corporation Limited.  My name is Peter Day and I will be chairing today’s meeting.

We have a quorum of shareholders present, so I am pleased to declare the meeting open.

With us today are my fellow Non-Executive Directors, Grahame Young, Dr Vijoleta Braach-Maksvytis and Dr Merv Jones, together with our Managing Director and Chief Executive Officer, Terry Stinson.  Also present is Mr Keith Halliwell, our Chief Financial Officer and Company Secretary.

In addition, Mr Geoff Lotter, representing our new auditors, Ernst & Young is present.

Before we move to the formal business of today’s meeting I want to give you a feel for what I will talk about:

First I will cover the changes since the last AGM at Board and Senior Management level.

Second I would like to give you a brief overview of Orbital’s recent past year, including a financial review; and

Third, I want to touch on some strategic milestones and themes for the future.

Terry Stinson will then follow me with his initial perspectives and his thoughts on the future, after which we will conduct the formal business of the meeting. We will take questions from the floor on both the formal business and open up for general questions at the end.

Board and Senior Management changes

Today’s formal business will include the election as Directors of Dr Vijoleta Braach-Maksvytis and Dr Merv Jones.

They joined the Board as Non-Executive Directors in March 2008 bringing with them valuable experience in management, innovation, development and commercialisation of new products, in the international market place - particularly in the Asia Pacific region. We look forward to working with them I will ask Vijoleta and Merv to introduce themselves shortly.

Former CEO Dr Rod Houston resigned in May 2008 and Non-Executive Director John Marshall retired in July 2008 after approximately 40 years combined service to your Company. I would like to thank them both for their valuable contributions to Orbital.

Terry Stinson joined Orbital as CEO and Managing Director in June 2008. Terry has significant experience in both the non-automotive and automotive global markets, in commercialising engines and engine technology. We are delighted to have a CEO of Terry’s background and calibre join Orbital’s Board.

(Slide - Profit &loss account)

Financial Results

In a tough operating environment Orbital generated a net profit after tax in the 2008 financial year of $0.5 million compared to $1.3 million last year. The result would have been higher than the previous year but for the stronger Australian dollar impacting all our business sectors, reducing earnings by approximately $1.2 million.

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Synerject, Orbital’s joint venture with Continental Corporation (formerly Siemens VDO), provided an equity accounted profit of $2.4 million for the 2008 financial year compared to $3.2 million last year. This result was negatively impacted by approximately $0.4 million due to the stronger Australian dollar as noted above, and in addition the establishment of manufacturing and engineering facilities in Changchun and Chongqing respectively, with initial low sales volumes resulted in a loss of US$2 million in China for the year.

Despite tough economic conditions, particularly in the US marine market, Synerject increased revenue by 2% to US$81 million last financial year, whilst introducing facility efficiencies and reduced supply costs for its more mature products. Synerject generated US$2.6 million operating cashflow in the 2008 financial year, in line with 2007. At 30 June 2008 net debt was US$3.1 million representing a gearing ratio of 18% after paying its first dividend of US$0.84 million to each of its parents during the year.

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Engineering Services revenue decreased by 7% to $11.7 million due to challenging global economic conditions and the stronger Australian dollar. Orbital worked on a number of key programs including a long term contract with the Roads and Traffic Authority of NSW to manage the second National In-Service Emission Study and an E5– E10 health impact study for the Federal Government. We continued contract work to assist in the development of a dual fuel (LNG/Diesel) engine management system suitable for the Australian heavy duty truck fleet. It is clear that there is a significant amount of interest in alternative fuels and we have consciously targeted this as an area of strategic interest for Orbital. This compliments Australia’s national agenda as referenced in the Brack’s Report and comments by Minister Carr. Despite a particularly strong resource sector in Western Australia that generated competitive employment cost pressure, Engineering Services generated a contribution of $2.4 million in the 2008 financial year compared to $3.2 million in 2007.

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Licensing and Royalty revenue increased by 17% to $2.7 million. Royalty volumes were steady year on year reflecting the weaker US marine market, offset by the introduction of new royalty earning products including Orbital’s first 4-stroke engine application - the multi-fuel Polaris MV800 ATV. Royalty revenue fell by $0.3 million due to the stronger Australian dollar; however this was offset by increased licence fees.

Mercury Marine introduced the Jet 80hp and 100hp outboard units to its OptiMax product range which is standing up well compared to the significant downturn in the US marine market. Bajaj have introduced the DI autorickshaw firstly in Pune, and after positive market feedback have now extended the market to Varanasi. Volumes are still low and the roll out conservative but we are confident of growth in this market.

Growth Initiatives

In June 2008 Orbital invested in the Alternative Fuels Industry with the acquisition of Orbital Gas Products (OGP) from Boral. OGP is a tier 1 supplier of LPG systems to Ford (Australia) and the Australian and New Zealand aftermarkets. The systems are manufactured by Vialle, a leading international manufacturer of LPG automotive fuel systems who have also granted OGP access to their next generation liquid injection (LPi) expertise, application experience and intellectual property. We have intentions to grow this business profitably.

Secondly, the Federal Government has provided funding of $2.8 million for the installation of a heavy duty engine testing facility in Perth, allowing Orbital to provide a range of engine development and emissions testing and research services for Australian and Asian companies and Commonwealth and State Government authorities. The construction of the facility is underway and is expected to be commissioned before the end of this financial year. We believe this positions us uniquely to support governmental and commercial requirements in the developing testing and validation market.

Outlook for 2008/09 and Beyond

Orbital has an international business and the world’s financial crisis makes the outlook for the current financial year difficult to pin down with any certainty. There are positives and negatives in this environment.

We expect that economic conditions in North America and Europe will further weaken the marine and other recreational markets in which we operate. We have found however that product with direct injection technology is weathering the downturn better than alternatives. In addition the new product launches and the continuing roll-out of the Bajaj FlexDi autorickshaw in India will partly offset this revenue shortfall. Royalties are contracted in US dollars and the strengthening US dollar will enhance our royalty and licence revenue when reported in Australian dollars.

The Engineering Services order book at the beginning of the year was approximately $5 million and has reduced this financial year. The 1st quarter engineering activity has consequently been subdued and we expect the 2nd quarter to be similar, mainly reflecting customer reluctance to commit to larger projects at this time. On a more positive note our proposal pipeline is healthy with a high proportion of current enquiries. We are redirecting our engineering services activity to increase investment in alternative fuels research and development programs during this period.

The OGP business has performed above expectations in the 1st quarter. Revenue is ahead of budget with increased demand from both Ford and the aftermarket. We anticipate that revenue will continue to be underpinned by customers looking for alternative fuel solutions; however the bottom line will be impacted by the increased cost of imported supplies from Europe due to the weakening Australian dollar.

Synerject has invested for the China motorcycle market for several years. Production of the M3 electronic control unit commenced during last financial year and we expect sales to increase by between US$10 million and US$15 million this financial year, firstly to Taiwanese customers. The uptake by Chinese customers will depend on the timing and enforcement of emissions legislation but we expect our first Chinese motorcycle launches this year. As noted above Synerject’s biggest customers operate in the US marine market and we believe that this market will be tough this financial year. A number of their customers are experiencing a significant fall off in non-automotive consumer leisure purchases. Overall we anticipate that Synerject will generate increased revenue and an improved result. The strengthening US dollar will be beneficial when the equity accounted result is converted to Australian dollars.

The Alternative Fuels Industry is becoming more attractive for Orbital’s customers and we will follow our recent investment in OGP with increased R&D activity and by pursuing merger and acquisition opportunities. Fuel prices are still high and environmental concerns underpin continued interest in Orbital technology and products.

Our cash position can support our current financial year operating outlook. We have a number of initiatives currently under consideration and if any of these eventuate we will consider carefully how they can be funded.

We enter the coming year with commitment and confidence but against some very strong head winds and uncertainties in the global economies.

With the emerging softening occurring in a number of our main customer markets we are currently forecasting a loss in the first half of this year. While we believe we should return to profit in the second half, we are currently of the view that the full year result for 2008/09 could be a net loss overall. Your Board and Management will work hard to improve this current outlook.

Nevertheless, I said that we had commitment and confidence. The initiatives commenced in 2008 are right. The opportunities to carry those further are actively under development. The new Chief Executive has brought a fresh and incisive perspective that the Board and Senior Management fully support. The way forward will not be without its challenges and risks.

Orbital needs to grow its more mature business segments such as Synerject and Engineering Services and move boldly into the Alternative Fuels Industry and other business opportunities. We are focussing on maximising returns from existing operations while implementing strategic initiatives for the longer-term benefit of shareholders.

Thank you.

Terry Stinson will now address you; we will then turn to the formal business of the meeting and provide an opportunity for questions.